News Release
HP Expects to Report Revenue of $19.5 Billion and Non-GAAP EPS of $0.35 for First Fiscal Quarter

Editorial Contacts:
Brian Humphries, HP
+1 650 857 3342
brian.j.humphries@hp.com

HP Media Relations Dept.
+1 866 266 7272
pr@hp.com
www.hp.com/go/newsroom

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
www.hp.com
    PALO ALTO, Calif., Feb 11, 2004 – HP today announced that it expects to report revenue of $19.5 billion and non-GAAP earnings per share of $0.35 for its first fiscal quarter ended Jan. 31, 2004, consistent with the guidance the company provided at the
    beginning of the quarter.

     GAAP earnings per share is expected to be $0.30 to $0.31. This assumes approximately $0.04 to $0.05 per share of non-GAAP adjustments related primarily to amortization of purchased intangibles.

     The company will announce first quarter earnings after close of market as scheduled on Feb.19.

     About HP
     HP is a technology solutions provider to consumers, businesses and institutions globally. The company's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the fiscal year ending on Oct.
     31, 2003, HP revenue totaled $73.1 billion. More information about
HP (NYSE; Nasdaq: HPQ) is available at www.hp.com.

Use of Non-GAAP Financial Information
To supplement the company's consolidated condensed financial statements presented on a GAAP basis, HP uses non-GAAP additional measures of operating results, net earnings and earnings per share adjusted to exclude certain costs, expenses, gains and losses it believes appropriate to enhance an overall understanding of HP's past financial performance and also its prospects for the future. These adjustments to HP's GAAP results are made with the intent of providing both management and investors a more complete understanding of the underlying operational results and trends and the company's marketplace performance. For example, the non-GAAP results are an indication of HP's baseline performance before gains, losses or other charges that are considered by management to be outside of the company's core business segment operational results. In addition, these adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net earnings or diluted earnings per share prepared in accordance with generally accepted accounting principles in the United States.

Forward-looking statements
This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they ever materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of reported revenue, earnings or other financial items; any statements of belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the risk that our reported results will not be consistent with our current projections and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2003 and reports filed after such Form 10-K. HP assumes no obligation and does not intend to update these forward-looking statements.

©2004 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.
2/2004